ImmunoCellular Therapeutics, Ltd.

21900 Burbank Boulevard, 3rd Floor

Woodland Hills, California 91367

September 11, 2008

Via Electronic Transmission and Facsimile

Mr. Jim B. Rosenberg

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-3561

Re:	ImmunoCellular Therapeutics, Ltd. – Quarterly Reports on Form 10-Q for the Periods Ended March 31, 2008 and June 30, 2008 – File No. 033-17264-NY

Dear Mr. Rosenberg:

By letter dated September 3, 2008, you provided ImmunoCellular Therapeutics, Ltd., a Delaware corporation (the “Company”), with one comment regarding the officer certifications that are attached as Exhibits 31.1 and 31.2 to the above-referenced Quarterly Reports on Form 10-Q.

The Company revised the certifications in the manner recommended, and on or before September 12, 2008, the Company will file amended Quarterly Reports on Form 10-Q/A that contain the revised certifications.

The Company hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

2. Comments from the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

3. The Company may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ C. Kirk Peacock
C. Kirk Peacock
Chief Financial Officer ImmunoCellular Therapeutics, Ltd.